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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Zevex International, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    98950E400
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                                 (CUSIP Number)

                                December 30, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]        Rule 13d-1(b)

         [ X ]        Rule 13d-1(c)

         [   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                                                        Page 2 of 11

CUSIP NO. 98950E400

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1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    Henry Partners, L.P.   23-2888396
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [X]
    (b) [ ]

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3.  SEC USE ONLY

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4.  Citizenship or Place of Organization

    Delaware
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Number of             5.       Sole Voting Power
Shares                         77,700 shares
Beneficially        ------------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           -0-
Reporting           ------------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               77,700 shares
                    ------------------------------------------------------------
                      8.       Shared Dispositive Power
                               -0-
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    77,700 shares
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions) [ ]

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11. Percent of Class Represented by Amount in Row (9)

    2.3%
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12. Type of Reporting Person (See Instructions)

    PN

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Schedule 13G                                                        Page 3 of 11

CUSIP NO. 98950E400

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1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    Matthew Partners, L.P. 23-3063303
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [X]
    (b) [ ]

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3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization

    Delaware
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Number of             5.       Sole Voting Power
Shares                         28,000 shares
Beneficially         -----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           -0-
Reporting            -----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               28,000 shares
                     -----------------------------------------------------------
                      8.       Shared Dispositive Power
                               -0-
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    28,000 shares
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions) [ ]

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11. Percent of Class Represented by Amount in Row (9)

    .8%
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12. Type of Reporting Person (See Instructions)

    PN

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Schedule 13G                                                        Page 4 of 11

CUSIP NO. 98950E400

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1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    The Coast Fund, L.P.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [X]
    (b) [ ]

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3.  SEC USE ONLY

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4.  Citizenship or Place of Organization

    The Cayman Islands
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Number of             5.       Sole Voting Power
Shares                         -0-
Beneficially         -----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           -0-
Reporting            -----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               -0-
                     -----------------------------------------------------------
                      8.       Shared Dispositive Power
                               69,500 shares
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    69,500 shares
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions) [ ]

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11. Percent of Class Represented by Amount in Row (9)

    2.0%
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12. Type of Reporting Person (See Instructions)

    PN

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Schedule 13G                                                        Page 5 of 11

CUSIP NO. 98950E400

Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    Henry Investment Trust, L.P.    23-2887157
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13. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [X]
    (b) [ ]

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14. SEC USE ONLY

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15. Citizenship or Place of Organization

    Delaware
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Number of             16.      Sole Voting Power
Shares                         69,500 shares
Beneficially         -----------------------------------------------------------
Owned by              17.      Shared Voting Power
Each                           -0-
Reporting            -----------------------------------------------------------
Person With           18.      Sole Dispositive Power
                               -0-
                     -----------------------------------------------------------
                      19.      Shared Dispositive Power
                               69,500 shares
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20. Aggregate Amount Beneficially Owned by Each Reporting Person

    69,500 shares
--------------------------------------------------------------------------------

21. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

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22. Percent of Class Represented by Amount in Row (9)

    2.0%
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23. Type of Reporting Person (See Instructions)

    PN

Schedule 13G                                                        Page 6 of 11

CUSIP NO. 98950E400

Item 1.

         (a)   Name of Issuer:

               Zevex International, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

               4314 Zevex Park Lane
               Salt Lake City, Utah  84123

Item 2.

         (a)   Name of Persons Filing:

               (1) Henry Partners, L.P.
               (2) Matthew Partners, L.P.
               (3) The Coast Fund, L.P.
               (4) Henry Investment Trust, L.P.

         (b)   Address of Principal Business Office, if none, Residence:

               (1) 255 South 17th Street, Suite 2501
                   Philadelphia, PA 19103
               (2) 255 South 17th Street, Suite 2501
                   Philadelphia, PA 19103
               (3) c/o Coast Asset Management, L.P.
                   2450 Colorado Avenue, Suite 100E
                   Santa Monica, California 90404
               (4) 255 South 17th Street, Suite 2501
                   Philadelphia, PA 19103

         (c)   Citizenship:

               (1) Delaware
               (2) Delaware
               (3) The Cayman Islands
               (4) Pennsylvania

         (d)    Title of Class of Securities:

                Common Stock, $.001 par value per share

         (e)    CUSIP Number:

                98950E400

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Schedule 13G                                                        Page 7 of 11

CUSIP NO. 98950E400

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)   [ ]  Broker or dealer registered under Section 15 of the Act
                    (15 U.S.C. 78o).

         (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

         (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

         (d)   [ ]  Investment company registered under Section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [ ]  An investment adviser in accordance with
                    Section 240.13d-1(b)(1)(ii)(E).

         (f)   [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-(b)(1)(ii)(F).

         (g)   [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

         (h)   [ ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)   [ ]  Group, in accordance with Section 240.13d-(b)(1)(ii)(J).

         Not applicable.

Item 4.  Ownership

      Henry Partners, L.P. and Matthew Partners, L.P. are beneficial holders, in the aggregate, of 105,700 shares of common stock of the Issuer, or approximately 3.1% of the total number of shares of common stock outstanding. Henry Investment Trust, L.P. ("HIT") is the General Partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of the General Partner of Henry Partners, L.P. and Matthew Partners, L.P. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their General Partner and David W. Wright.

      HIT is also the manager of an account under an agreement with The Coast Fund, L.P. ("Coast") and Coast's investment adviser, Coast Asset Management, L.P. ("CAM"), to which Coast has contributed assets. The account holds 69,500 shares of common stock of the Issuer, or approximately 2.0% of the total number of shares of common stock outstanding. HIT has sole voting power over the shares held in the account and shares dispositive power over the shares held in the account with Coast or designees of Coast or CAM.

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Schedule 13G                                                        Page 8 of 11

CUSIP NO. 98950E400

      Therefore, Henry Partners, L.P., Matthew Partners, L.P., Coast and HIT own in the aggregate 175,200 shares of common stock of the Issuer, or approximately 5.2% of the total number of shares of common stock outstanding.

         (a)   Amount beneficially owned:

               (1)           77,700 shares
               (2)           28,000 shares
               (3) and (4)   69,500 shares

         (b)   Percent of Class:

               (1)           2.3%
               (2)           0.8%
               (3) and (4)   2.0%

         (c)   Number of Shares as to which the person has:

               i.   Sole power to vote or to direct the vote:

                    (1)           77,700
                    (2)           28,000
                    (3)           -0-
                    (4)           69,500

               ii.  Shared power to vote or to direct the vote:

                    (1)           -0-
                    (2)           -0-
                    (3)           -0-
                    (4)           -0-

               iii. Sole power to dispose or to direct the disposition of:

                    (1)           77,700
                    (2)           28,000
                    (3)           -0-
                    (4)           -0-

               iv.  Shared power to dispose or to direct the disposition of:

                    (1)           -0-
                    (2)           -0-
                    (3) and (4)   69,500

Item 5.  Ownership of Five Percent or Less of a Class

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Schedule 13G                                                        Page 9 of 11

CUSIP NO. 98950E400

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Member of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Schedule 13G                                                       Page 10 of 11

CUSIP NO. 98950E400

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 HENRY PARTNERS, L.P., by its General Partner,
                                   HENRY INVESTMENT TRUST, L.P., by its
                                   General Partner, CANINE PARTNERS, LLC

Date: January 10, 2005           By: /s/ David W. Wright
                                     -------------------------------------------
                                     David W. Wright,
                                     President

                                 MATTHEW PARTNERS, L.P., by its General Partner,
                                     HENRY INVESTMENT TRUST, L.P., by its
                                     General Partner, CANINE PARTNERS, LLC

Date: January 10, 2005           By: /s/ David W. Wright
                                     -------------------------------------------
                                     David W. Wright,
                                     President

                                 THE COAST FUND L.P.,
                                   By: Coast Offshore Management (Cayman), Ltd.,
                                       Its Managing General Partner

Date: January 10, 2005           By: /s/ Christopher D. Petitt
                                     -------------------------------------------
                                     Christopher D. Petitt,
                                     Executive Vice President

                                 HENRY INVESTMENT TRUST, L.P., by its
                                   General Partner, CANINE PARTNERS, LLC

Date: January 10, 2005           By: /s/ David W. Wright
                                     -------------------------------------------
                                     David W. Wright,
                                     President

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Schedule 13G                                                       Page 11 of 11

CUSIP NO. 98950E400

                             JOINT FILING AGREEMENT

      The undersigned, the Reporting Persons named in this Schedule 13G (the "Schedule 13G"), hereby agree that the Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

            IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 10th day of January, 2005.

                                 HENRY PARTNERS, L.P., by its General Partner,
                                   HENRY INVESTMENT TRUST, L.P., by its
                                   General Partner, CANINE PARTNERS, LLC

                                 By: /s/ David W. Wright
                                     -------------------------------------------
                                     David W. Wright,
                                     President

                                 MATTHEW PARTNERS, L.P., by its General Partner,
                                   HENRY INVESTMENT TRUST, L.P., by its
                                   General Partner, CANINE PARTNERS, LLC

                                 By: /s/ David W. Wright
                                     -------------------------------------------
                                     David W. Wright,
                                     President

                                 THE COAST FUND L.P.,
                                   By: Coast Offshore Management (Cayman), Ltd.,
                                       Its Managing General Partner

                                 By: /s/ Christopher D. Petitt
                                     -------------------------------------------
                                     Christopher D. Petitt,
                                     Executive Vice President

                                 HENRY INVESTMENT TRUST, L.P., by its
                                   General Partner, CANINE PARTNERS, LLC

                                 By: /s/ David W. Wright
                                     -------------------------------------------
                                     David W. Wright,
                                     President
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                                                                   Page 12 of 11

Schedule 13G

CUSIP NO. 9850E400